Exhibit 5.3

[Letterhead of Lowenstein Sandler PC]

July 22, 2010

Captive Plastics, Inc.
c/o Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

Re:	Berry Plastics Corporation Registration Statement on Form S-4 initially filed on May 5, 2010 (File No. 333-166530)

Ladies and Gentlemen:

We had prior to the Reorganization Merger (as defined below) acted as special New Jersey counsel to Captive Plastics, Inc., a New Jersey corporation (“Captive Plastics”), a wholly owned subsidiary of Berry Plastics Corporation, a Delaware corporation (the “Company”).  The Company has filed a registration statement on Form S-4 (the “Registration Statement”), initially filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on May 5, 2010 (File No. 333-166530), with respect to the proposed offer by the Company to exchange (the “Exchange Offer”) $500,000,000 aggregate principal amount of its outstanding unregistered 9-1/2% Second Priority Senior Secured Notes due 2018 (the “Outstanding Notes”) and the related guarantees for (i) a like principal amount of 9-1/2% Second Priority Senior Secured Notes (the “Registered Notes”) and (ii) guarantees (the “Guarantees”) of the guarantors listed in the Registration Statement (the “Registrant Guarantors”) pursuant to the Indenture referred to below, in each case registered under the Act.  Captive Plastics was a guarantor of the Outstanding Notes when issued under the Indenture.  The Company is proposing the Exchange Offer pursuant to a Registration Rights Agreement by and among the Company, the Registrant Guarantors and Banc of America Securities LLC, as representative of the Initial Purchasers named therein, dated as of April 30, 2010.

We understand that the Outstanding Notes have been, and the Registered Notes will be, issued pursuant to an Indenture, dated as of April 30, 2010 (the “Indenture”), by and among the Company, the Registrant Guarantors and U.S. Bank National Association, as trustee (the “Trustee”).  We are not regular counsel to either the Company or Captive Plastics and are not generally familiar with their affairs.  Captive Plastics was a guarantor of the Outstanding Notes when issued under the Indenture. We understand from you that at 7:00 p.m. on July 13, 2010, Captive Plastics was merged with and into Captive Plastics, LLC, a Delaware limited liability company ("CPLLC"), with CPLLC as the surviving entity (the “Reorganization Merger”) and with CPLLC being a Registrant Guarantor, and Captive Plastics ceasing its separate corporate existence at such time.  No opinion is being rendered by us with respect to CPLLC or such merger.

In connection with this opinion letter, we have been requested to examine the Indenture and the Secretary’s Certificate and Bring Down Certificate described on Schedule 1.  We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such documents and records and have made such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein.  In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, CPLLC and Captive Plastics, public officials and other appropriate persons, and on the representations and warranties as to matters of fact and on the covenants as to the application of proceeds contained in the Indenture and other transaction documents.  We have not undertaken any independent investigation to determine the existence or absence of any facts and no inference as to our knowledge concerning any facts should be drawn as a result of the limited representation undertaken by us.

The opinions expressed in this letter are limited to matters governed by the laws of the State of New Jersey.  We express no opinion as to choice of law or conflicts of law principles.

Based upon and subject to the foregoing and subject to the additional qualifications set forth below, we are of the opinion that:

                1. At the time of execution of the Indenture and until the time of the Reorganization Merger, Captive Plastics (a) was a corporation validly existing and in good standing under the laws of the State of New Jersey and (b) had the corporate capacity, power and authority to guarantee the Outstanding Notes pursuant to the terms of the Indenture.

                2. Captive Plastics' guarantee of the Outstanding Notes pursuant to the terms of the Indenture was duly authorized by all necessary corporate action, and the Indenture was validly authorized, executed and delivered by Captive Plastics.

None of our opinions cover or otherwise address any of the following laws, statutes or regulations or legal issues: (i) securities and antitrust laws statutes and regulations; (ii) fraudulent transfer and similar laws; (iii) laws, statutes and regulations that prohibit or limit the enforceability of obligations based on attributes of the party seeking enforcement (e.g., the Trading with the Enemy Act and the International Emergency Economic Powers Act); (iv) laws, statutes and regulations that hereafter become effective; (v) zoning, land use laws and building laws, statutes and regulations applicable to any property; (vi)  usury laws, statutes and regulations; and (vii) laws, statutes and regulations that regulate a particular business of a party to the Indentures and do not relate to companies generally.  We have not undertaken any research for purposes of determining whether Captive Plastics or any of the transactions that may occur in connection with the Indenture is subject to any laws, statutes, regulations or requirements other than to those that, in our experience, would generally be recognized as applicable in the absence of research by lawyers in the State of New Jersey.  In addition, we express no opinion as to whether the members of the board of directors of Captive Plastics complied with their fiduciary duties in connection with the authorization and performance of the Indenture.

For purposes of our opinions, we have relied, without investigation, upon each of the following assumptions: (a) the genuineness of all signatures; (b) the due organization, existence and good standing of each of the parties other than Captive Plastics; (c) the Indenture and the other transaction documents constitute the duly authorized, valid and binding obligations of the parties thereto other than Captive Plastics (the “Non-Obligor Parties”) and are enforceable against the Non-Obligor Parties in accordance with their terms; (d) the Non-Obligor Parties have satisfied those legal requirements that are applicable to the Non-Obligor Parties for the delivery or performance of the Indenture and the other transaction documents and the enforcement of the Indenture and the other transaction documents; (e) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, all signatures on each such document are genuine and there are no undisclosed terminations, modifications, waivers or amendments; (f) the legal capacity of all natural persons; (g) there has not been any mutual mistake of fact, fraud, duress or undue influence; (h) all information required to be disclosed in connection with any consent or approval by the directors or shareholders of Captive Plastics and all other information required to be disclosed to such parties in connection with any issue relevant to our opinions, had in fact been fully and fairly disclosed to all persons to whom it was required to be disclosed; (i) the Initial Purchasers and the Holders (as defined in the Indenture) gave value to Captive Plastics pursuant to the Indenture and the other transaction documents and there was adequate and fair consideration for the obligations of Captive Plastics and (j) Captive Plastics was and did remain solvent at the time of and after giving effect to its guarantee of certain obligations of the Company as set forth in the Indenture.

Our advice on each legal issue addressed in this letter represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the jurisdiction upon whose law our opinion on that issue is based.  The manner in which any particular issue would be treated in any actual court case would depend in part on facts and circumstances particular to the case, and this opinion is not intended to guarantee the outcome of any legal dispute which may arise in the future.

In rendering the opinion set forth in paragraph 1 above as to the good standing of Captive Plastics, we have relied exclusively on the Certificate issued by the Department of Treasury of the State of New Jersey dated July 13, 2010 issued prior to the Reorganization Merger.

In rendering the opinion set forth in paragraph 2 above as to the delivery by Captive Plastics of the Indenture, we have assumed with your permission that (a) the laws governing such delivery are substantially similar to the laws of the State of New Jersey and (b) the Indenture was transmitted electronically for purposes of delivery as permitted by the purchase agreement dated April 22, 2010 pursuant to which the Outstanding Notes were acquired from the Company.

The opinions expressed in this letter are based upon the law of the State of New Jersey as it exists on the date of this opinion.  We assume no obligation to advise you of any changes in the foregoing.  This opinion has been prepared solely for your use in connection with the transactions described above and may not be quoted in full or in part or otherwise referred to, nor be filed with or furnished to any governmental agency or other person or entity for any purpose including, without limitation, encouraging any reliance thereon, without the written consent of this firm.

This opinion is being furnished only to the addressees and is solely for their benefit and the benefit of their participants, successors and assignees permitted by the Indenture.  This opinion may not be relied upon for any other purpose or by any other person, without our prior written consent. Notwithstanding the foregoing, we consent to the reliance by Wachtell, Lipton, Rosen & Katz on the opinions expressed herein.

We hereby consent to the filing of copies of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Very truly yours,

                                                                                                                /s/ Lowenstein Sandler PC

Schedule 1

OTHER DOCUMENTS

Secretary’s Certificate, dated April 30, 2010, on behalf of Captive Plastics with attached:

(a)           Certificate of Incorporation of Captive Plastics, dated May 7, 1969, as filed with the New Jersey Secretary of State on May 9, 1969, as amended by that certain Certificate of Amendment of the Certificate of Incorporation of Captive Plastics, Inc., dated March 22, 1977, and filed with the New Jersey Secretary of State on July 20, 1977, as amended by that certain Certificate of Amendment of the Certificate of Incorporation of Captive Plastics, Inc., dated July 6, 1979, and filed with the New Jersey Secretary of State on August 6, 1979, as amended and restated by that certain Amended and Restated Certificate of Incorporation of Captive Plastics, dated July 21, 2004, and filed with the New Jersey Department of Treasury on July 21, 2004, all as certified by the New Jersey Department of Treasury to be on file with the New Jersey Department of Treasury on December 1, 2009;

(b)           Third Amended and Restated Bylaws of Captive Plastics;

(c)           Resolutions of the Board of Directors of Captive Plastics dated April 29, 2010; and

(d)           Resolutions of the Board of Directors of Berry Plastics Corporation, dated April 29, 2010.

Bring down Certificate of Captive Plastics, LLC dated July 22, 2010.